

SEC MAIL PROCESSING SECTION
RECEIVED
JUN - 8 2015
WASH. D.C.
201
15027166

SECURITIES
W

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8- ~~22547~~ 25547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Trust Company of America Securiti

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2963 Gulf to Bay Blvd. Suite 330

(No. and Street)

Clearwater	FL	33759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Green & Company, CPAs LLC

(Name – *if individual, state last, first, middle name*)

10320 N 56TH St. Suite 300	Tampa	FL	33617
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jed Bandes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Trust Company of America Securities, as of April 27, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions.

ANN M JOHNSON
MY COMMISSION #FF014246
EXPIRES May 5, 2017
(407) 398-0153 FloridaNotaryService.com

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.

Financial Statements
and
Supplementary Information

December 31, 2014

TABLE OF CONTENTS


CPA'S
GREEN & COMPANY

Green & Company, CPAs
A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Mutual Trust Co. of America Securities

We have audited the accompanying financial statements of Mutual Trust Co. of America Securities (a Florida company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Mutual Trust Co. of America Securities' management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Mutual Trust Co. of America Securities as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Mutual Trust Co. of America Securities' financial statements. The supplemental information is the responsibility of Mutual Trust Co. of America Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its

form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Green & Company, CPAs

Tampa, FL
February 18, 2015

MUTUAL TRUST COMPANY OF AMERICA SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS		
Cash and Equivalents		
Checking/Savings		
Bank of America #2588	$	10,000.00
Bank of America #7309	$	10,008.85
Bank of America Checking #9723	$	239,820.99
Chase Checking #2142	$	274,913.15
Chase Savings #8148	$	528,096.71
S.W. Security Account #0242	$	573,210.12
Southwest Sec Inc. Deposit #7362 (Deposit with Clearing Organization)	$	108,322.76
Total Checking/Savings	$	1,744,372.58
Accounts Receivable		
ACCOUNTS RECEIVABLE	$	15,784.00
Total Accounts Receivable	$	15,784.00
Other Current Assets		
PREPAID EXPENSES	$	22,000.00
Total Other Current Assets	$	22,000.00
Total Current Assets	$	1,782,156.58
Fixed Assets		
Accumulated Depreciation	$	-2,014.00
Equipment	$	2,014.00
Total Fixed Assets	$	0.00
TOTAL ASSETS	$	1,782,156.58
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
ACCOUNTS PAYABLE	$	86,879.18
Total Other Current Liabilities	$	86,879.18
Total Current Liabilities	$	86,879.18
Total Liabilities	$	86,879.18
Equity		
*Retained Earnings	$	1,516,544.40
COMMON STOCK	$	1,000.00
PAID IN CAPITAL	$	177,733.00
Total Equity	$	1,695,277.40
TOTAL LIABILITIES & EQUITY	$	1,782,156.58

MUTUAL TRUST COMPANY OF AMERICA SECURITIES INC.
STATEMENT OF OPERATIONS AND CHANGES IN EQUITY
YEAR ENDED DECEMBER 31, 2014

Ordinary Income/Expense		
Income		
Commissions	$	2,365,871.24
K-Interest	$	1,800.49
Gain/Loss On Sale	$	499,564.42
Taxable Bond Interest	$	4,560.53
Unrealized Bond Gain/Loss	$	1,619.96
Total Income	$	2,873,416.64
Expenses		
Accountant Fees	$	5,500.00
Bank Service Charge	$	-28.00
Broker Fees	$	52,085.40
Commissions Expense	$	1,845,849.37
Fees	$	30,889.60
Insurance	$	44,393.71
Legal & Prof.	$	44,229.01
Licenses & Fees	$	545.20
Management Fee Expense	$	750,000.00
Margin Interest	$	290.45
Subcontract Labor	$	572.50
Telephone	$	25.00
Website/Advertisement	$	514.00
Total Expense	$	2,774,886.24
Net Income	$	98,550.40
Retained Earnings January 1, 2014	$	1,418,644.00
Distributions	$	-650.00
Retained Earnings December 31, 2014	$	1,516,544.40

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES		
Net income	$	98,550.40
Charges:		
Receivables	$	46,570.00
Prepaid Expenses	$	2,304.00
Accounts payable	$	-13,195.00
Net Cash Provided by Operating Activities	$	134,229.00
Financing Activities		
Distributions Paid	$	-650.00
Net cash provided by Financing Activities	$	-650.00
Net Increase for period	$	133,579.00

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Mutual Trust Company of America Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Florida on June 23, 1980. The Company is a broker/dealer registered with the Securities and Exchange Commission and engaged in the business of selling securities including stock, bonds and other marketable securities.

Subsequent Events – Management has evaluated event occurring subsequent from the date of Financial Statements through February 18, 2015 (the financial statement issuance date). Management has determined that no significant events require additional disclosure in these consolidated financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of estimates – The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses. These estimates are based on management's knowledge and experience. Actual results could differ from these estimates.

Fair value of financial instruments – The Company uses a three level valuation hierarchy for disclosures of fair value measurements and enhances disclosure requirements for fair value measures. The estimated fair value of the Company's cash and cash equivalents, commissions receivable and commissions payable at December 31, 2014 approximates their respective value in these financial statements due to their relatively short holding periods.

Cash and cash equivalents – The Company considers all highly liquid investments with an original maturity date of three months or less to be considered cash equivalents

Office equipment – Office equipment is recorded at cost. Replacements, maintenance and repairs which do not improve or extend the life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life of the assets which range from three (3) to seven (7) years

Impairment of long-lived assets – Long-lived assets are reviewed for possible impairment on an annual basis or whenever adverse events or circumstances indicate the carrying value of an asset may not be recoverable. Where indications of impairment are identified, management determines whether impairments are present by comparing carrying amounts to the undiscounted future cash flows at the lowest discernable level. Impairment charges, if present, are calculated upon discounted cash flows or fair value, whichever is more readily available.

Revenue recognition – The Company generates revenue in the form of commissions earned on security sales. Revenue is recorded as earned and commissions earned but not received are booked as accounts receivable and maintained as a current asset. Sales of securities and bonds are recorded upon order confirmations and the resulting gain or loss is realized in the period the transaction is completed. Unrealized gains and losses are recorded on a market basis compared to cost basis.

Expense recognition – Expenses are recorded as incurred. Any expense incurred but not paid in the current operating cycle is recorded as a current liability in accounts payable. Direct costs include commissions paid to brokers and management fees.

Income taxes – The Company has elected under Subchapter S of the Internal Revenue Code to be treated as a disregarded entity for purposes of income taxation. As a disregarded entity all elements of income and expense of the Company are allocated to the Owner and reported on his individual income tax return. Accordingly, there is no provision for income taxes in these financial statements. The Company is open to review beginning from 2011 to the present.

Recent Pronouncements. Accounting Standards Update (SU) No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. It requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements. Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." ASU No. 2014-15 will be effective for annual periods ending after December 15, 2016, and interim periods thereafter with early adoption permitted. Adoption of ASU No. 2014-15 is not expected to have a significant impact on our financial statements.

ASU No. 2014-I1, "Repurchase-to-Maturity Transaction. Repurchase Financings, and Disclosures' requires entities to account for repurchase-to-maturity transactions as secured borrowings rather than as sales with forward repurchase agreements and expands disclosure requirements related to certain transfers of financial assets that are accounted for as sales and certain transfers (specifically, repos, securities lending transactions, and repurchase-to-maturity transactions) accounted for as secured borrowings. The accounting-related changes are effective for the first interim or annual period beginning after December 15, 2014. The disclosures for certain transactions accounted for as sales are required for interim and annual periods beginning after December 15, 2014. The disclosures for repos, securities lending transactions, and repos-to-maturity accounted for as secured borrowings are required for annual periods beginning after December *15,* 2014, and interim periods beginning after March 15, *2015.* Early adoption of the ASU No. 2014-11 is prohibited. Adoption of ASU No. 2014-11 is not expected to have a significant impact on our financial statements.

ASU No. 2013-I1, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Cam forward Exists," provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This ASU applies to all entities with unrecognized tax benefits that also have tax loss or tax credit carryforwards in the same tax jurisdiction as of the reporting date. ASU No. 2013-11 became effective on January 1, 2014 and did not have a significant impact on the financial statements.

The Financial Accounting Standards Board and other entities have issued additional new or modifications to, or interpretations of, existing accounting guidance during 2014. Management has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Company's reported financial position or operations in the near term.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company does not own or lease property or lease office space. The Company shares office space with several non-affiliated entities under a verbal cost sharing agreement. In exchange for office space, the services of the Owner's assistant and certain other office expenses are exchanged for certain clearing fees and commissions. Under the agreement, no revenue or expenses have been recognized for the shared services.

The Company does not have employment contracts with its key employees, including the controlling member who is an officer of the Company. The Company pays a management fee to an affiliated entity for the services of its President. Management fees of $750,000 were paid in 2014 for these services.

The amounts and terms of the above transactions may not necessarily be indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent third parties.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2014 we had net capital of $ 1,695,277 which was $1,556,081 in excess of the required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.0525 to 1 or 5.25% at December 31, 2014.

NOTE 5 – RECONCILIATION PURSUANT TO RULE 17a-5(d) (4)

Net Capital per Form X-17a-5	1,652,435.00
Audit Adjustments and Reclassifications	3,646.00
Net Capital Per Audited Financial Statements	1,656,081.00

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

Computation of Net Capital:	
Total ownership equity from Statement of Financial Condition	$ 1,695,277
Deduct members' equity not allowable in computation of net capital	-
Total members' equity qualified for net capital	1,695,277
Add:	
Subordinated borrowings	-
Other deductions or allowable credits	-
Total capital and allowable subordinated borrowings	1,695,277
Deductions and/or charges:	
Non-allowable assets	-22,000.00
Other deductions or charges	0
Net capital before haircuts on securities position (tentative net capital)	1,673,277
Haircuts on securities, pursuant to 15c3-1(f):	
Contractual securities commitments	
Subordinated securities borrowings	
Trading and investment securities, debt	(17,196)
Trading and investment securities, other	
Net Capital	$ 1,656,081

Computation of basic net capital requirement	
Total aggregated indebtedness: commissions payable	86,879
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6-2/3% of aggregate indebtedness)	5,792
Minimum net capital required	100,000
Excess net capital	1,556,081
Ratio: aggregate indebtedness to net capital	5.25%

GreenCO Reconciliation	
Focus Net Cap	1,652,435
AJE's	3,646
GreenCo Net Cap	1,656,081


GREEN & COMPANY CPA'S

Green & Company, CPAs
A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Mutual Trust Co. of America Securities

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Mutual Trust Co. of America Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mutual Trust Co. of America Securities claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii): (the "exemption provisions") and (2) Mutual Trust Co. of America Securities stated that Mutual Trust Co. of America Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Mutual Trust Co. of America Securities ' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mutual Trust Co. of America Securities ' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Green & Company, CPAs

Temple Terrace, FL
February 18, 2015

10320 N 56th Street, Suite 330 *Tampa, FL 33617* *813.606.4388*

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
SCHEDULE II
COMPUTATION OF DETERMINATON OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(ii).

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(ii).

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2014

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(ii).


GREEN & COMPANY CPAS

Green & Company, CPAs

A PCAOB Registered Accounting Firm

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Mutual Trust Co. of America Securities

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Mutual Trust Co. of America Securities, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Mutual Trust Co. of America Securities' compliance with the applicable instructions of Form SIPC-7. Mutual Trust Co. of America Securities' management is responsible for Mutual Trust Co. of America Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the company's general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers summarizing revenues and commissions earned, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of detailed revenues, commissions received, and commissions paid supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Green + Company, CPAs
Temple Terrace, FL
February 18, 2015

10320 N 56th Street, Suite 330 Tampa, FL 33617 813.606.4388

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 809.56

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,137.99)
7/22/2014
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 0.00

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 0.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0.00

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mutual Trust Company of America Securities
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28TH day of January, 20 15.

Jed Bandes, President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ $2,873,411.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except fore gn subsidiaries) and predecessors not included above.	0.00
(2) Net loss from principal transactions in securities in trading accounts.	0.00
(3) Net loss from principal transactions in commodities in trading accounts.	0.00
(4) Interest and dividend expense deducted in determining item 2a.	0.00
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0.00
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0.00
(7) Net loss from securities in investment accounts.	0.00
Total additions	0.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$1,850,458.02
(2) Revenues from commodity transactions.	0.00
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$169,236.81
(4) Reimbursements for postage in connection with proxy solicitation.	0.00
(5) Net gain from securities in investment accounts.	$505,744.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$24,147.50
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0.00
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	0.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0.00	
Enter the greater of line (i) or (ii)	0.00
Total deductions	$2,549,586.33
2d. SIPC Net Operating Revenues	$ 323,824.70
2e. General Assessment @ .0025	$ 809.56

(to page 1, line 2.A.)


mutual trust company
of america securities

Member FINRA - SIPC - MSRB - BBB

MUTUAL TRUST COMPANY OF AMERICA SECURITIES EXEMPTION REPORT

Mutual Trust Company of America Securities claims an exemption from 240.15c3-3(k) during the Fiscal year 2014. The claimed exemption is 15c3-3(k)(2)(ii).

Mutual Trust Company of America securities claims an exemption from 240.15c3-3(k)(2)(ii) for the Fiscal year 2014. We met the provisions throughout the year without exception.

Jed Bandes
President



SIPC (727) 799-9922 | (727) 799-3869 | jed@mutualtrustco.com | 2963 Gulf to Bay Blvd, Ste.330, Clearwater, FL 33759 FINRA ChFC